

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 18, 2009

By U.S. Mail and Facsimile to: (216) 357-6515; (216) 479-8780

Daniel R. Stolzer, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

>   **Re: KeyCorp**
>   **Registration Statement on Form S-4**
>   **Filed May 27, 2009**
>   **File No. 333-159490**

Dear Mr. Stolzer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   Revise the registration statement to discuss any material terms of, or actions contemplated by, your capital plan beyond the capital raising transactions contemplated in the exchange offer, or otherwise disclosed in this registration statement. Also, to the extent that your capital plan is revised based upon

discussions with your primary financial regulator, please revise the disclosure accordingly.

2.   We note that you have omitted certain information about the exchange offer on the cover page and throughout the prospectus. Please revise to include the omitted information in your next amendment or tell us when you anticipate including such information.

3.   We note your use of the measure "Tier 1 common equity" in your disclosure on page 10, as well as in various other locations in the prospectus. We also note your use of the ratio "Tangible common equity to tangible assets" on page 24. Both of these measures appear to be non-GAAP as they are not required by GAAP, Commission rules, or banking regulatory requirements. Therefore, please revise to provide the disclosures required by Item 10(e) of Regulation S-K for each measure as applicable. Please also confirm that in future disclosure of these measures you will comply with Item 10(e) of Regulation S-K and Regulation G, as applicable.

4.   We note that you intend to determine the final exchange ratio on the expiration date of the offer. Please provide your analysis as to how the use of this pricing mechanism does not result in the need to extend the offer for 10 business days pursuant to Rule 14e-1(b). Please also confirm, if true, that KeyCorp will not consider adjusting the pricing formula or Exchange Value after the exchange ratio is fixed, or advise us.

5.   Please revise to clarify whether the offer is for any and all of each class of Trust Preferred Securities or if it is a partial offer. We note that you state that the offer is for "any and all" of the Trust Preferred Securities; however, because of the limitation on the number of common shares that you will issue, the offer may result in the acceptance of securities on a pro rata basis. In addition, please revise to clarify whether the acceptance will be on a pro rata basis with respect to each class of security.

6.   Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).

Forward-Looking Statements, page 1

7.   Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press

releases or other communications relating to this offer.

Questions and Answers About the Exchange Offer, page 4

What is the purpose of the Exchange Offer?, page 4

8.   We note the disclosure here and throughout the prospectus regarding the
        company's other capital raising activities. Please revise to update this
        information. For example, please discuss any impact upon your capital plan
        based upon your announced increase in your "at the market" offering from $750
        million to $1 billion. Please also tell us, with a view towards revised disclosure,
        the status of any other actions the company is considering as a part of its
        comprehensive capital plan.

Will all Trust Preferred Securities that I tender be accepted…, page 6

9.   You state that securities not accepted for exchange will be returned promptly after
        the final proration factor is determined. Rule 14e-1(c) requires that you return the
        securities "promptly" upon expiration or termination of the offer, as applicable.
        Please revise here and throughout the document, as necessary.

Summary, page 8

Purpose of the Exchange Offer, page 9

10.   Revise this section to discuss the increased amount of capital available to
        common shareholders as a result of the decline in trust preferred distributions
        resulting under both the low and high participation scenarios.

Risk Factors, page 16

Holders of Trust Preferred Securities that participate in the Exchange Offer…, page 20

11.   Please revise to clarify, if true, that the company must accept for exchange the
        tender of a holder's Trust Preferred Securities in order for the holder to lose the
        right to future distributions.

The Exchange Offer, page 31

Proration, page 34

12.   Please tell us, with a view towards revised disclosure, how the NYSE rules
        affected the company's decision to limit the number of shares of common stock to
        be issued in the exchange offer.

Conditions of the Exchange Offer, page 34

13. We note that you reserve the right to terminate the offer if any condition remains unsatisfied or has not been waived. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

Acceptance of Trust Preferred Securities for Purchase…, page 39

14. We note that you reserve the right to transfer or assign the right to exchange securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase securities in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Comparison of Rights Between the Trust Preferred Securities…, page 52

15. We note that you qualify information disclosed on pages 52 through 54 by reference to information outside of the prospectus, some of which has not been filed as an exhibit to the registration statement. Please refer to Securities Act Rule 411 and revise accordingly.

Material U.S. Federal Income Tax Consequences, page 55

16. You state in the second paragraph on page 55 that this section is based on the assumed treatment of each KeyCorp Capital Trust as a grantor trust and on the treatment of the debt securities held by the related trust as the company's indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

Exhibits

17. Please file the dealer manager agreement or form of the agreement as an exhibit to your registration statement. Refer to Item 601(b)(1) of Regulation S-K.

Exhibit 5

18. Counsel conditions its opinion on the terms and sale of the securities having been duly established in conformity with the company's amended and restated articles of incorporation. Please explain what is contemplated by this condition.

19. We note the assumptions in the first paragraph on the second page of counsel's opinion. Other than the assumption regarding the effectiveness of the registration

statement, the assumptions in this paragraph are inappropriate. Please revise accordingly.

Exhibit 8

20.   We note the representation that counsel is of the opinion that the statements set forth under the "Material U.S. Federal Income Tax Consequences" caption "constitute an accurate summary of the matters set forth therein in all material respects." Item 601(b)(8) of Regulation S-K requires an opinion as to the material tax consequences of a transaction, not as to the accuracy of disclosure. Revise this exhibit so that it opines as to the material tax consequences of the transactions contemplated by the registration statement. To the extent that counsel wishes to provide a short-form tax opinion, such an opinion must adopt the discussion in the prospectus under this caption as the opinion of counsel and also clarify in the prospectus that the "Material U.S. Federal Income Tax Consequences" section represents an opinion of counsel, which has been filed with the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel G. Berick, Esq.
        James J. Barresi, Esq.
        Squire, Sanders & Dempsey L.L.P.
        (By facsimile)